SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO SECTION 240.13d-2(a)
                                (Amendment No. ____)

                               Chancellor Group, Inc.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                    15883D 10 1
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                                 (CUSIP Number)

Chancellor Group, Inc.
216 South Price Road
Pampa, TX 79065
Attn:  Pamela McDowell
(806) 688-9697
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                               May 12, 2003
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             (Date of Event Which Requires Filing of This Statement)
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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
 check the following box /x/.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                       (Continued on the following pages)

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CUSIP No. 15883D 10 1
                                      13D                  Page  2  of  7 Pages
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   1     NAMES OF REPORTING PERSONS

	Koala Pictures Pty Ltd.
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)    / X /
           (b)    /  /
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS*
                OO
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)    /  /
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                Australia
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   NUMBER OF       7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY		21,803,800 (See Item 5)
    OWNED BY
      EACH
   REPORTING
     PERSON
      WITH
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                   8    SHARED VOTING POWER

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                   9    SOLE DISPOSITIVE POWER
                                     21,803,800 (See Item 5)
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                   10   SHARED DISPOSITIVE POWER

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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     24,303,800 (See Item 5)

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   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*

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   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      37.46% (See Item 5)
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   14    TYPE OF REPORTING PERSON*
                                       CO
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CUSIP No. 15883D 10 1
                                      13D               Page  3  of  7 Pages
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   1     NAMES OF REPORTING PERSONS

	Maxwell Grant
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)    / X /
           (b)    /  /
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS*
                OO
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)    /  /
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                Australia
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   NUMBER OF       7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY		21,812,253 (See Item 5)
    OWNED BY
      EACH
   REPORTING
     PERSON
      WITH
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                   8    SHARED VOTING POWER

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                   9    SOLE DISPOSITIVE POWER
                                     21,812,253 (See Item 5)
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                   10   SHARED DISPOSITIVE POWER

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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     24,312,253 (See Item 5)
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   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*

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   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      37.47% (See Item 5)
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   14    TYPE OF REPORTING PERSON*
                                       IN
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CUSIP No. 15883D 10 1
                                      13D               Page  4  of  7 Pages
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Item 1.     Security and Issuer.
      (a) This Statement on Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of Chancellor Group, Inc., a Nevada corporation (the "Company").

      (b) The principal executive offices of the Company are located at 216 South Price Road, Pampa, TX 79065.

Item 2.     Identity and Background.
      (a) This Statement on Schedule 13D is being jointly filed by Koala Pictures Pty. Ltd., an Australian corporation ("Koala"), and Maxwell Grant ("Grant," and collectively the "Reporting Persons"). The principal business of Koala is investments and films.

      (b) The address of Koala's principal business and principal office is Suite 3, 43 Railway Road, Blackburn VIC 3130 Australia. The business address of Grant is the same address as the business address of Koala.

      (c) Grant is the Chairman and a director of Koala and may therefore be deemed to beneficially own all of the securities owned by Koala. Grant is also the Chief Executive Officer and Principal Financial Officer of the Company, an oil and gas production company, whose address is set forth above.

      (d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has any of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

      (e) Grant is a citizen of Australia. Koala is an Australian corporation.

Item 3.     Source and Amount of Funds or Other Consideration.

The shares of the Company's Common Stock acquired by the Reporting Persons were acquired during the period from approximately 2001 to July 2009 in off market purchases, as damages awarded in a court case and as consideration from the Company for providing certain services. In addition, in 2001, AXIS Network Pty. Ltd., an Australian corporation controlled by Grant ("AXIS"), acquired 8,453 shares of the Company's Common Stock in off market purchases.

In May 2008, in the context of the Company's prior Chapter 11 bankruptcy proceeding, Koala transferred 1,000,000 shares of Common Stock to New Concept Energy, Inc. ("NCE"), which had entered into discussions with the Company. Following dismissal of the Chapter 11 proceeding in August 2008, the Company settled all matters with NCE for $110,000 pursuant to a Settlement Agreement and Release of All Claims, dated September 4, 2008, and repurchased the 1,000,000 shares of Common Stock. In May 2009, the Company's Board of Directors authorized issuance of 1,000,000 shares of Common Stock to Koala, which shares were issued on July 13, 2009, since Koala had originally transferred 1,000,000 shares to NCE for the benefit of the Company in the context of the Company's discussions with NCE. On July 17, 2009, the 1,000,000 share certificate representing the shares repurchased from NCE and held as treasury stock was cancelled.

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CUSIP No. 15883D 10 1
                                      13D               Page  5  of  7 Pages
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On July 13, 2009, the Company issued 150,000 shares of Common Stock to
Koala on behalf of Grant, the Company's Chairman and Chief Executive Officer. Such shares were issued for services rendered by Grant as a director.

On August 10, 2009, the Company issued to Koala a warrant expiring December 31, 2014 to purchase 2,500,000 shares of Common Stock, at a purchase price of $.02 per share, issued in replacement of a warrant held by Koala to purchase the same number of shares at the same per share exercise price, expiring December 31, 2009, which was originally issued for services rendered by Koala in a shareholder derivative action in Nevada some years ago.

Item 4.     Purpose of Transaction.

      The Reporting Persons acquired the all of the shares of Common Stock reported herein as beneficially owned by them for investment purposes only.

      Except as set forth herein, no Reporting Person has any plans or proposals which would relate to or result in:

      (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Company;

      (f) Any other material change in the Company's business or corporate structure;

      (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

      (j)   Any action similar to any of those enumerated above.

      Each of the Reporting Persons reserves the right from time to time to
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CUSIP No. 15883D 10 1
                                      13D               Page  6  of  7 Pages
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acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.     Interest in Securities of the Issuer.

      (a) As of the date hereof, the Reporting Persons may be deemed to beneficially own the number of shares of the Company's Common Stock representing the percentage of the Company's outstanding common stock set forth opposite the name of the Reporting Person below:

        Name of               Number of Shares              Percentage
      Reporting Person       Beneficially Owned          of Outstanding Stock*


      Koala                   24,303,800**                    37.46%

      Grant                   24,312,253***                   37.47%
      ______________
      * Based on 64,884,980 shares of Common Stock outstanding as of March 31, 2010.

     ** Koala is the direct record owner of, and has the power to vote and to dispose or direct the disposition of, 21,803,800 shares of Common Stock.
Koala is the beneficial owner of an additional 2,500,00 shares of Common
Stock, consisting of shares that are issuable upon exercise of warrants, which have an exercise price of $.02 per share and expire on December 31, 2014.

    *** Grant is the beneficial owner of 24,312,253 shares of Common Stock, consisting of 24,303,800 shares beneficially owned by Koala, of which Grant is the Chairman and director, and 8,453 shares beneficially owned by AXIS, which is controlled by Grant. Due to a clerical error at a clearing house, the shares beneficially owned by AXIS are currently considered to be lost, and, accordingly, neither AXIS nor Grant have the power to vote and to dispose or direct the disposition of such shares.

      (b) Grant shares the power to vote or to direct the vote of, and the power to dispose or direct the disposition of all of the shares beneficially owned by Koala (to the extent Koala holds such power). Grant, as the Chairman and a director of Koala, controls this corporation. Grant also shares the power to vote or to direct the vote of, and the power to dispose or direct the disposition of all of the shares owned by AXIS (to the extent AXIS holds such power). Grant controls AXIS.

      (c) No transactions in the Common Stock were effected during the past sixty days by any of the Reporting Persons, except as described in Item 3 above.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

	None.


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CUSIP No. 15883D 10 1
                                      13D               Page  7  of  7 Pages
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Item 7.     Material to be Filed as Exhibits.

Exhibit No.               Exhibit Name

3.1                      Common Stock Purchase Warrant*

*Incorporated herein by reference to Exhibit 10.23 to the Quarterly Report on Form 10-Q filed by Chancellor Group with the Securities and Exchange Commission on November 15, 2009.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                  June 29, 2010
                                                  --------------
                                                       (Date)

                                                  /s/ Maxwell Grant
                                                 ----------------------
                                                    Maxwell Grant

                                           	KOALA PICTURES PTY. LTD.

                                               By: /s/ Maxwell Grant
                                                   ----------------------------
                                                   Maxwell Grant, Chairman


                                    Index of Exhibits

Exhibit No.               Exhibit Name

3.1                      Common Stock Purchase Warrant*

*Incorporated herein by reference to Exhibit 10.23 to the Quarterly Report on Form 10-Q filed by Chancellor Group with the Securities and Exchange Commission on November 15, 2009.

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